UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             THE DIRECTV GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   444418 10 7
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                                 (CUSIP Number)

                            Lawrence A. Jacobs, Esq.
                                News Corporation
                           1211 Avenue of the Americas
                               New York, NY 10036
                                 (212) 852-7000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 22, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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      CUSIP No. 444418 10 7                           Page 2 of 6 Pages
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     1.       Names of Reporting Persons
              I.R.S.  Identification Nos. of above persons (entities only).

              News Corporation
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     2.       Check the Appropriate Box if a Member of a Group
              (See Instructions)
              (a)  [_]
              (b)  [_]
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     3.       SEC Use Only
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     4.       Source of Funds (See Instructions)

              Not Applicable
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     5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e) [_]
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     6.       Citizenship or Place of Organization
              Delaware
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Number of
Shares             7.    Sole Voting Power: 470,420,752
                   ------------------------------------------------------------
Beneficially
by Owned
by Each            8.    Shared Voting Power: -0-
                   ------------------------------------------------------------
Reporting
Person With        9.    Sole Dispositive Power: 470,420,752
                   ------------------------------------------------------------

                   10.   Shared Dispositive Power: -0-
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          11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                   470,420,752
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          12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares [_] (See Instructions)
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          13.      Percent of Class Represented by Amount in Row (11): 38.4%
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          14.      Type of Reporting Person (See Instructions)

                   CO
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                                       2

                                  SCHEDULE 13D

----------------------------------            ----------------------------------
      CUSIP No. 444418 10 7                           Page 3 of 6 Pages
----------------------------------            ----------------------------------


--------------------------------------------------------------------------------
     1.       Names of Reporting Persons
              I.R.S.  Identification Nos. of above persons (entities only).

              Fox Entertainment Group, Inc.
--------------------------------------------------------------------------------
     2.       Check the Appropriate Box if a Member of a Group
              (See Instructions)
              (a)  [_]
              (b)  [_]
--------------------------------------------------------------------------------
     3.       SEC Use Only
--------------------------------------------------------------------------------
     4.       Source of Funds (See Instructions)

              Not Applicable
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
     6.       Citizenship or Place of Organization
              Delaware
--------------------------------------------------------------------------------

Number of
Shares             7.    Sole Voting Power: 470,420,752
                   ------------------------------------------------------------
Beneficially
by Owned
by Each            8.    Shared Voting Power: -0-
                   ------------------------------------------------------------
Reporting
Person With        9.    Sole Dispositive Power: 470,420,752
                   ------------------------------------------------------------

                   10.   Shared Dispositive Power: -0-
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          11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                   470,420,752
--------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_](See Instructions)
--------------------------------------------------------------------------------
          13.      Percent of Class Represented by Amount in Row (11): 38.4%
--------------------------------------------------------------------------------
          14.      Type of Reporting Person (See Instructions)

                   CO
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                                       3

Introductory Statement

         This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock") of The DIRECTV Group, Inc., a Delaware corporation (the "Issuer"). This Amendment amends and supplements (a) the Statement originally filed on December 24, 2003 by The News Corporation Limited, K. Rupert Murdoch and Fox Entertainment Group, Inc. ("FEG")(the "Initial Schedule 13D"), (b) Amendment No. 1 to the Initial Schedule 13D filed on November 12, 2004 by News Corporation and FEG ("Amendment No. 1") and (c) Amendment No. 2 to the Initial Schedule 13D filed on April 12, 2005 by News Corporation and FEG ("Amendment No. 2" and collectively with the Initial Schedule 13D, Amendment No.1 and this Amendment No. 3, this "Statement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Initial Schedule 13D, Amendment No. 1 or Amendment No. 2, as applicable.

         This Statement is filed in connection with a transaction in which News Corporation has agreed to transfer all of the shares of Common Stock beneficially owned by News Corporation and FEG, along with certain other assets owned by News Corporation and FEG and cash, to Liberty Media Corporation, a Delaware corporation ("Liberty"), in exchange for all of the shares of News Corporation Class A and Class B Common Stock owned by Liberty (as more fully described below). The purpose of this Amendment No. 3 is to amend the information contained in Items 4, 5, 6 and 7 of the Statement and Schedule.


Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby amended to add to the end thereof the following:

         "On December 22, 2006, News Corporation announced that it had signed a share exchange agreement (the "Share Exchange Agreement") with Liberty. Under the terms of the transaction, Liberty will exchange its entire 16.3 percent economic position (324.6 million shares and 188 million shares of News Corporation's Class A common stock and Class B common stock, respectively) for 100% of a News Corporation subsidiary ("Splitco"), whose holdings will consist of a 38.4 percent interest (470.4 million shares) in the Issuer, three of News Corporation's Regional Sports Networks (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain (the "RSNs")) and $550 million in cash, subject to adjustment based on the closing date net working capital of the RSNs as provided in the Share Exchange Agreement.

         The transaction is subject to customary closing conditions, including, among other things, regulatory approvals, the receipt of a ruling from the Internal Revenue Service, approval by the affirmative vote of a majority of News Corporation's Class B common stock, other than the shares owned by Liberty, in accordance with the Australian Stock Exchange listing rules, approval by the affirmative vote of a majority of News Corporation's Class B common stock, other than the shares owned by the Murdoch Interests (as defined in the Share Exchage Agreement), and Liberty and the absence of a material adverse effect on Splitco. If approved the transaction is expected to be completed in the second half of calendar 2007.

         The Share Exchange Agreement provides that, upon termination under specified circumstances, including upon the failure to obtain the required shareholder vote under circumstances in which the votes associated with the shares of Class B common stock held by each of the Murdoch Interests and Liberty are not counted in determining whether such vote has been achieved, News Corporation would be required to pay Liberty a termination fee of $100 million. The Share Exchange Agreement provides for the payment of a $300 million termination fee under other specified circumstances, including a change in the News Corporation Board of Directors' recommendation of the transaction.

         News Corporation has also agreed not to acquire shares of Common Stock or assets of the Issuer, subject to certain exceptions, for a period of 10 years from the date of the Share Exchange Agreement. Such obligations will automatically terminate upon termination of the Share Exchange Agreement, the consummation of a change of control transaction involving the Issuer or upon Liberty's disposal of 50% or more of the Common Stock acquired by Liberty in the transaction.

         News Corporation has also agreed to vote its shares against Extraordinary Transactions (as defined in the Share Exchange Agreement) involving the Issuer and to refrain from tendering the Common Shares owned by it in any tender offer for Issuer shares. In each case, such obligations will remain in place from the date of the Share Exchange Agreement until Closing, or in the event of the termination of the Share Exchange Agreement, generally for a period of 6 months following such termination and, with respect to transactions for which a proposal was publicly announced prior to such termination, 12 months following such termination.

         News Corporation has agreed to provide certain services to the RSNs after the closing and to certain restrictions on participating in a competing business in the territories of the RSNs. News Corporation has also agreed to certain restrictions after closing on participating in a business that provides direct-to-home delivery of video services by satellite in North or South America where such business was operated by the Issuer prior to the closing of the transaction.

         Each of News Corporation and Liberty has generally agreed to indemnify the other for breaches of its representations, warranties, covenants and agreements under the Share Exchange Agreement, subject to certain limitations.

         The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement and a tax matters agreement between News Corporation and Liberty, which are filed as Exhibits 13 and 14, respectively, to this report and are incorporated herein by reference. "


Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated to read in its entirety as follows:

         "FEG is the record and beneficial owner of an aggregate of 470,420,752 shares of Common Stock, representing a 38.4 %interest in the Issuer. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 1,223,578,664.

         Other than as stated herein, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof."


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is hereby amended to add to the end thereof the following:

         "See Item 4 of this Amendment for a description of the Share Exchange Agreement which description is incorporated by reference into this Item 6."


Item 7.  Material to Be Filed as Exhibits

         Item 7 of the Schedule 13D is hereby amended to add to the end thereof the following:

          (13) Share Exchange Agreement, dated as of December 22, 2006 (incorporated by reference to Exhibit 2.1 of News Corporation's Current Report on Form 8-K, filed with the Commission on December, 26, 2006).

          (14) Tax Matters Agreement, dated as of December 22, 2006 (incorporated by reference to Exhibit 2.2 of News Corporation's Current Report on Form 8-K, filed with the Commission on December, 26, 2006).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       NEWS CORPORATION


                                       By:   /s/ Lawrence A. Jacobs
                                            -----------------------------------
                                            Lawrence A. Jacobs
                                            Senior Executive Vice President and
                                            Group General Counsel

                                       Dated: December 26, 2006


                                       FOX ENTERTAINMENT GROUP, INC.

                                       By:   /s/ Lawrence A. Jacobs
                                            -----------------------------------
                                            Lawrence A. Jacobs
                                            Senior Executive Vice President and
                                            Group General Counsel

Dated: December 26, 2006

                                  SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

                               NEWS CORPORATION


Roger Ailes
Chairman and Chief Executive Officer of Fox News Channel and Chairman of Fox Television Stations and Twentieth Television
1211 Avenue of the Americas
New York, NY 10036

Jose Maria Aznar
President of the Foundation for
Social Studies and Analysis
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Peter L. Barnes
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Chase Carey
President and CEO, The DIRECTV Group, Inc.
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Peter Chernin
Director, President and Chief
Operating Officer, News Corporation
c/o Fox Entertainment Group, Inc.
10201 West Pico Blvd.
Los Angeles, CA 90035

Kenneth E. Cowley(1)
Chairman, RM Williams Holdings Limited
Director, News Corporation
c/o The News Corporation Limited
2 Holt Street
Surry Hills, NSW 2010
Australia

David F. DeVoe
Director, Sr. Exec. Vice President
and Chief Financial Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Viet Dinh
Professor of Law, Georgetown University
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Sir Roderick I. Eddington(2)
Chairman, Australia and New Zealand
of JPMorgan Chase Bank, N.A.
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lawrence A. Jacobs
Executive Vice President and
Group General Counsel, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Andrew S.B. Knight(2)
Non-Executive Director, Rothschild
Investment Trust Capital Partners plc
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

K. Rupert Murdoch
Chairman and Chief Executive
Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Lachlan K. Murdoch
CEO, Illyira Pty Ltd.
Director, News Corporation
Operating Officer, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Roderick R. Page
Chairman, Chartwell Education Group, LLC
Director, News Corporation
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Thomas J. Perkins
Partner, Kleiner
Perkins Caulfield & Byers
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Stanley S. Shuman
Managing Director,
Allen & Company LLC
Director Emeritus, News Corporation
1211 Avenue of the Americas
New York, NY 10036

Arthur M. Siskind
Director and Senior Advisor to
the Chairman, News Corporation
1211 Avenue of the Americas
New York, NY 10036

John L. Thornton
Professor and Director of Global Leadership,
Tsinghua University of Beijing
Director, News Corporation
1211 Avenue of the Americas
New York, NY 10036


1    Citizen of Australia

2    Citizen of the United Kingdom


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                         FOX ENTERTAINMENT GROUP, INC.

Peter Chernin
Director, President and Chief Operating Officer, News Corporation
President and Chief Operating Officer, FEG
10201 West Pico Blvd.
Los Angeles, CA 90035

David F. DeVoe
Sr. Exec. VP and Chief Financial Officer, News Corporation
Senior Executive Vice President and Chief Financial Officer, FEG
1211 Avenue of the Americas
New York, New York 10036

K. Rupert Murdoch
Chairman and Chief Executive Officer, News Corporation
Chairman and Chief Executive Officer, FEG
1211 Avenue of the Americas
New York, New York 10036

Lawrence A. Jacobs
Executive Vice President and
Group General Counsel, News Corporation
1211 Avenue of the Americas
New York, NY 10036